Mueller Industries, Inc.
8285 Tournament Drive, Suite 150
Memphis, TN 38125

January 7, 2014

Via EDGAR

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:	Mueller Industries, Inc.
Form 10-K for the Fiscal Year Ended December 29, 2012
Filed February 27, 2013
File No. 1-6770

Dear Mr. Cash:

We have reviewed your letter dated December 20, 2013.  Following are the staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the staff’s comment letter:

Form 10-K for the Fiscal Year Ended December 29, 2012
Financial Review, page F-2
Liquidity and Capital Resources, page F-6

1.	In future filings, please include estimated interest payments in the table of contractual cash obligations and provide a footnote that explains how they were determined.

Company response:

Your comment is noted and in future filings, to the extent it is considered material, we will include the requested disclosures related to interest payment obligations.

Critical Accounting Policies and Estimates, page F-9
Goodwill, page F-10

2.	Please revise future filings to clarify the number of reporting units you have and test for goodwill impairment and how these reporting units relate to your reportable segments.

Company response:

Your comment is noted and in future filings we will expand our Critical Accounting Policies and Estimates discussion of Goodwill to include the requested disclosures related to reporting units and reportable segments.

Notes to Consolidated Financial Statements, page F-18
Note 7 – Income Taxes, page F-25

3.	Please revise future filings to disclose the amount of undistributed foreign earnings for which you have not recorded deferred tax liabilities.

Company response:

Your comment is noted and in future filings, to the extent it is considered material, we will include disclosure of the amount of undistributed foreign earnings for which we have not recorded deferred tax liabilities.

In addition, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or require additional information, you may contact me by telephone at (901)753-3226 or you may contact Richard Corman, Vice President-Controller, at (901)753-3217.

Sincerely,

/s/Jeffrey A. Martin
Jeffrey A. Martin
Chief Financial Officer